OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Female Health Company
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
314462 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	314462 10 2	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Gary Benson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		1,551,790

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,551,790

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,551,790

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 314462 10 2	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:
     The Female Health Company

Item 1(b). Address of Issuer’s Principal Executive Offices:
     515 N. State Street, Suite 2225, Chicago, IL 60610

Item 2(a). Name of Person Filing:
     Gary Benson

Item 2(b). Address of Principal Business Office, or if None, Residence:
     Regency Athletic Club, 1300 Nicollet Mall, Suite 600,
     Minneapolis, MN 55403

Item 2(c). Citizenship:
USA

Item 2(d). Title of Class of Securities:
     Common Stock, $.01 par value

Item 2(e). CUSIP Number:
     314462 10 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 314462 10 2	13G	Page 4 of 5 Pages
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
   1,551,790 (includes warrants to purchase 1,100,000 of common stock and 31,546 shares of preferred stock which is convertible into 31,546 shares of common stock). All shares and warrants are held by Goben Enterprises LP, a limited partnership, of which the Reporting Person is a general partner.

(b)	Percent of class:

6.3%

(c)	Number of shares as to which such person has:

	(i )	Sole power to vote or to direct the vote: 1,551,790

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,551,790

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certifications.
     (a) Not applicable.
     (b) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006	/s/ Gary Benson
GARY BENSON